March 7, 2025

SUBMITTED VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Blake Grady and Nicholas Panos

Re:	Robert Palmisano Schedule 13D Filed January 22, 2025 File No. 005-92271 Response to Staff Comments Made by Letter Dated February 28, 2025

Dear Mr. Blake Grady and Mr. Nicholas Panos:

Set forth below are the responses of Mr. Robert Palmisano (the “Reporting Person”) to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 28, 2025 (the “Comment Letter”), in connection with the Reporting Person’s Schedule 13D filed on January 22, 2025 (the “Schedule 13D”).

The Reporting Person’s responses are preceded by a reproduction of the corresponding Staff comment as set forth in the Comment Letter.

Schedule 13D

General

1.	We note that the event reported as requiring the filing of the Schedule 13D was July 25, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the July 25, 2024 event date, the Schedule 13D submitted on January 22, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Schedule 13D was not filed within the required five business days after the date of the acquisition due to an oversight on the part of the Reporting Person. Following the July 25, 2024 event date (the “Event Date”), the Reporting Person timely disclosed its beneficial ownership of shares of AEON Biopharma, Inc. (the “Company”) common stock on a Form 4. Upon the Reporting Person becoming aware of the oversight, they caused the Schedule 13D to be filed as promptly as possible. The failure to meet the deadline was not deliberate on the part of the Reporting Person, and the Reporting Person does not believe they gained any advantage as a result of the filing of the Schedule 13D past the deadline. The Reporting Person now understands the requirements and importance of compliance with Section 13(d) filing timelines and will work to ensure that future filings will be made in a timely manner.

Item 5, page 1

2.	Refer to your disclosure in Item 5(c) of the Schedule 13D that "[a]s a member of Priveterra, The Palmisano Family, LLC received its pro rata distributions on July 19, 2024, as to 1,115,000 shares, and on July 25, 2024, as to 1,150,000 shares." Item 5(c) of Schedule 13D, however, requires the beneficial owner to "describe any transactions in the class of securities reported on that were effected during the past sixty days." Please revise to provide the requisite disclosure with respect to all transactions in the securities between the deadline for timely filing the Schedule 13D and the actual filing of the Schedule 13D.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Reporting Person has filed an amendment to Schedule 13D confirming that there have been no further transactions in the securities between the deadline for timely filing and the actual filing of the Schedule 13D.

Item 7, page 1

3.	Multiple beneficial owners have reported their beneficial ownership on the above captioned Schedule 13D. Whenever two or more persons are required to file a statement containing the information required by Schedule 13D, a single Schedule 13D may be filed provided that it includes, as an exhibit, their agreement in writing that such a statement is filed on behalf of each of them. Please revise to add the required exhibit, or advise. See Rule 13d-1(k)(1)(iii).

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Reporting Person has filed an amendment to Schedule 13D including such required exhibit.

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned via telephone at (424) 214-7086 or via email at twaldman@stradlinglaw.com, or in his absence, Summer Berger via telephone at (949) 725-4084 or via email at sberger@stradlinglaw.com.

Sincerely,

/s/ Thomas A. Waldman
Thomas A. Waldman, Esq.
Partner
STRADLING YOCCA CARLSON & RAUTH LLP